Exhibit 99.11

FINAL

Mogo Announces Fourth Quarter & Full-Year 2016

Financial Results

Member base grows 87% Year on Year

Full-Year Revenue increases 15% with Loan Interest & Other Revenue up 82%

Fourth-Quarter Adjusted EBITDA increases over 100% from the third-quarter to $1.1 million

Vancouver, British Columbia, March 7, 2017 – Mogo Finance Technology Inc. (TSX: MOGO)(OTCQX: MOGOF), one of Canada’s leading financial technology companies, and a provider of innovative financial products to consumers, today announced its financial and operational results for the fourth quarter and full year ended December 31, 2016.

“2016 was a milestone year for Mogo with the introduction of our new account platform and iOS app along with the expansion of our product suite to include free monthly credit score monitoring, mortgages and a digital spending account,” said David Feller, Mogo’s Founder and CEO. “We are entering 2017 with a leading digital banking platform and four products, giving us more ways to help consumers get in control of their financial health. We’re particularly excited about our new digital MogoMortgage experience as it’s an innovative and differentiated solution in the marketplace and a great example of the power of our platform.”

“2016 was also a major milestone year for our financial performance as we were able to achieve positive adjusted EBITDA for the full year while making significant investments in our platform and new products. In addition, we were also able to significantly grow our member base from 186,000 at the end of 2015 to over 348,000 at the end of 2016, while dramatically lowering our cost of member acquisition to under $25 from over $100 at the beginning of the year,” said Greg Feller, Mogo’s President & CFO. “We delivered these results while also successfully transitioning the mix of our loan portfolio to long-term loan products and improving our overall credit metrics and gross margin. As we now look to 2017, we are well positioned to benefit from the rollout of our new fee- based products along with the planned resumption of growth in our loan portfolio. We expect that the combination of these factors will enable us to deliver accelerating revenue growth and improved adjusted EBITDA performance in the second half of the year.”

Full-Year 2016 Financial Highlights

•	Revenue for 2016 was $49.9 million, a 15% increase compared to 2015. Loan interest and other revenue increased 82% to $23.9 million, reflecting the Company’s intentional shift from short-term loan products to installment loans and line of credit products.

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•	Gross profit grew 13% to $30.7 million (62% of revenue) from $27.1 million (62% of revenue) during 2015.

•	Achieved full-year positive adjusted EBITDA[1] of $0.1 million, representing the Company’s first annual positive adjusted EBITDA since its IPO in 2015. This improvement reflects continued benefits of increased scale and operating efficiencies.

•	Net cash flow from operating activities before investment in gross loans receivable[1] had positive cash inflow of $4.4 million during 2016, compared to $0.1 million during 2015.

•	The Company reduced its total use of cash by more than 69% to $13.1 million during 2016. At December 31, 2016, Mogo had $18.6 million in cash and cash equivalents.

•	Gross loans receivable were $69.2 million as at December 31, 2016, representing a 1% increase compared to $68.3 million as at December 31, 2015, in line with the Company’s 2016 plan to limit loan portfolio growth as it invested in its platform and new products. Gross loans receivable – long-term[1] represented 83% of the total gross loans receivable, compared to 75% of the total gross loans receivable as at December 31, 2015.

•	Net loss for 2016 was $17.1 million, a 20% improvement as compared to the net loss of $21.3 million in 2015.

Fourth Quarter 2016 Financial Highlights

•	Revenue for the fourth quarter of 2016 was $11.8 million, a 5% decrease from the same period last year. This decrease was partially offset by 28% growth in loan interest and other revenue to $6.2 million from $4.8 million in the fourth quarter of 2015.
•	Gross profit was $7.8 million, the same as in the fourth quarter of 2015. Gross profit margin increased to 66% of revenue compared with 62% in the fourth quarter of 2015.
•	Achieved record positive adjusted EBITDA[1] of $1.1 million in the fourth quarter of 2016 representing a 173% improvement in adjusted EBITDA compared to the fourth quarter of 2015. This is the second consecutive quarter of positive adjusted EBITDA, and fifth consecutive improvement in quarterly adjusted EBITDA.
•	Net cash flow from operating activities before investment in loans receivable[1] had its fourth consecutive positive cash inflow in the fourth quarter of $1.1 million.

•	Net loss for the quarter was $3.2 million, a 42% improvement compared to the net loss of $5.6 million during same period last year.

Fourth-Quarter and Full-Year Business Highlights

•	The Company added approximately 56,000 new members in the fourth quarter and 162,000 during the full year of 2016. We had approximately 348,000 members as at December 31, 2016, an 87% increase compared to approximately 186,000 as at December 31, 2015.
•	Launched Mogo’s new digital platform including the MogoAccount and iOS app enabling Mogo to continue to build Canada’s leading digital banking experience.
•	Launched free monthly credit score monitoring.
•	Beta launched MogoMortgage, Canada’s first digital mortgage solution, in preparation for the official product launch in January 2017.
•	Beta launched the digital Mogo Spending Account with Platinum Prepaid Visa Card, in preparation for the full product launch in February 2017.
•	Announced $50 million strategic marketing collaboration agreement with Postmedia

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 2016 financial results at 5:00 p.m. EST on March 7, 2017. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial 647-427-7450 or 1-888-231-8191 using the conference ID 77593507. The webcast can be accessed at http://bit.ly/2megyVi or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

Non-IFRS Financial Measures

Gross loans receivable (short-term and long-term), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), charge-off rate, average revenue per member and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS measure and view it in conjunction with the most comparable IFRS financial measures. Readers are referred to our MD&A for the period ended December 30, 2016 which is available at www.sedar.com and http://investors.mogo.ca/ for more information regarding our use of these measures and a reconciliation to the most comparable IFRS measure.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo’s revenue, revenue growth and adjusted EBITDA, the future growth of Mogo’s business, its intention to invest in its technology platform, its intention to expand into other products and markets, Mogo’s expectations regarding members, and Mogo’s financial expectations and outlook for 2017. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to invest in its platform and expand into new products and markets and its expectations for its financial performance for 2017 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 7, 2017 for the year ended December 31, 2016, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo (TSX: MOGO)(OTCQX: MOGOF) — a Vancouver-based financial technology company— is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 350,000 members and growing, Mogo is leading the shift to digital banking in Canada. To learn more, please visit mogo.ca or download the mobile app.

For further information:

Craig Armitage	Alex Langer
Investor Relations	Capital Markets
craiga@mogo.ca	alexl@mogo.ca
(416) 347-8954	(604) 765-1604

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